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June 15, 2010

VIA EDGAR & U.S. MAIL

Mr. Jeffrey A. Foor, Esq.
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Polaris Platinum III Variable Annuity
         Post-Effective Amendment No. 5 and Amendment No. 6 on Form N-4 File Nos. 333-157199 and 811-03859

Dear Mr. Foor:

         On behalf of the Registrant and Depositor, submitted herewith for filing pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"), is Post-Effective Amendment No. 5 and Amendment No. 6 (collectively, the "Amendments") under the 1933 and 1940 Act, respectively, on Form N-4 pursuant to Rule 485(a) of the 1940 Act.

         The purpose of filing the Amendments is to revise certain income option provisions of existing guaranteed minimum withdrawal benefit features ("SunAmerica Income Plus" and "SunAmerica Income Builder"). In addition, we have modified the optional administrative program that allows beneficiaries to continue the contract after the death of the owner ("Extended Legacy").

         REGISTRANT RESPECTIVELY REQUESTS SELECTIVE REVIEW OF THIS FILING. Registrant bases its request for selective review on the following:

         (i) The Staff recently reviewed and commented upon a filing that contained substantially similar disclosure to that contained herein;

         (ii) The relevant disclosure is contained in the Post-Effective Amendment No. 1 and No. 2 filed on October 16, 2009, File Nos. 333-157199 and 811-03859 ("Previous Filing").

         (iii) There are no material differences between these Amendments and the Previous Filing except for the changes outlined above.

         Under separate cover, we have submitted a request for relief pursuant to Rule 485(b)(1)(vii) Letter (the "(b)(1)(vii) Letter") requesting that the revisions to the SunAmerica Income Plus and SunAmerica Income Builder features and the Extended Legacy Program in the Amendments be used as a template for other already existing registration statements ("Other Filings"). The
(b)(1)(vii) Letter will commit to incorporate the SunAmerica Income Plus and SunAmerica Income Builder provisions and Extended Legacy provisions, and any applicable Staff comments thereto, into the Other Filings by means of 485(b) filings.

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June 15, 2010
File Nos. 333-157199 and 811-03859
Page 2



         We have removed all financial statements and references to Independent Auditors from this filing, and therefore, make this filing without including an Auditor's consent. Registrant commits to file a post-effective amendment that will include the appropriate financial statements and Auditor's consent.

           The Amendments will automatically become effective on August 13, 2010. We kindly request that the Staff provide comments no later than August 2, 2010. We would then have sufficient time to work with the Staff to address any comments, file a 485(b) amendment reflecting those comments, and obtain relief pursuant to Rule 485(b)(1)(vii). We would appreciate the Staff's efforts to accommodate this schedule.

         Should you have any questions regarding this filing, please do not hesitate to contact me at (310) 772-6259.


Very truly yours,


/s/ Helena Lee

Helena Lee
Counsel